
02050635

1-04192

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**


SEC MAIL PROCESSING
RECEIVED
AUG 13 2002
WASH. D.C. 154 SECTION

For the Month of **August 2002**

MFC BANCORP LTD.

(Exact Name of Registrant as specified in its charter)

17 Dame Street, Dublin 2, Ireland
(35 31) 679 1688

(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

PROCESSED
AUG 16 2002
THOMSON FINANCIAL

[X] Form 20-F [_] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No __X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

CR



MFC BANCORP LTD
News Release

FOR RELEASE AUGUST 9, 2002

Contact: Allen & Caron Inc
Rob Weir (investors)
(212) 691-8087
robw@allencaron.com
or
Kari Rinkeviczie (media)
(630) 428-9946
kari@allencaron.com

MFC Bancorp Ltd.
Rene Randall
(604) 683-8286
rrandall@bmgmt.com

MFC BANCORP LTD. ANNOUNCES THAT IT HAS INCREASED THE AMOUNT OF THE SPECIAL DIVIDEND OF SHARES OF MYMETICS CORPORATION TO ITS SHAREHOLERS AND SETS DISTRIBUTION DATE

NEW YORK CITY, (August 9, 2002) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF & Frankfurt Stock Exchange: MFC GR) ("MFC"), today announced that its board had approved increasing the amount of the special dividend (the "Dividend") as previously announced on December 21, 2001 from 0.6 of a common share to 0.95 of a common share of Mymetics Corporation (OTC BB: MYMX) ("Mymetics") for each common share of MFC held by shareholders of record as of August 9, 2002. MFC will pay the dividend on or about August 13, 2002.

Mymetics is an international biotechnology company focused on developing tools and techniques to disarm retroviruses. Their initial target is the AIDS virus. Their goals are to create therapeutic and preventive treatments to thwart AIDS and other retroviral diseases. To obtain further information on Mymetics, visit their web site at http://www.mymetics.com, which will be launched on August 13, 2002.

About MFC Bancorp
MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **MFC BANCORP LTD.**

By



ROY ZANATTA, DIRECTOR

Date August 9, 2002